Exhibit 99

Release time	Immediate	Date	23 October 2002

PR274q

Rio Tinto Quarterly Production Report For the Quarter Ending 30 September 2002

•	Iron ore production was one per cent lower than in the same period last year. Hamersley shipments were at a new quarterly record level, driven by strong demand, especially from China. Shipments from Robe River increased with the start of commercial deliveries from the West Angelas mine at the end of July.

•	Production from the Australian and Indonesian coal operations was eight per cent lower than in the comparable period of 2001, reflecting the disposal in the first half of 2002 of some of the mines acquired from Peabody and reduced production at Coal & Allied in line with market demand.

•	On a quarterly basis US coal production was marginally higher, but over the first nine months of the year was lower reflecting market demand, which was affected by mild weather conditions, and reduced production at the Cordero Rojo mine in the quarter due to the combination of high rainfall and highwall instability issues.

•	Third quarter mined copper production was four per cent lower than in the same period of 2001. Lower production reflected primarily the impact of production cutbacks at Escondida and lower grades at Kennecott, partially offset by a higher joint venture share of Grasberg production. Refined copper production in the quarter was affected by a short maintenance shutdown, in August, at the Kennecott smelter.

•	Mined gold production was two per cent lower than the comparable period in 2001.

•	Third quarter aluminium production was five per cent above 2001, reflecting Comalco’s increased equity share of the Boyne Island smelter in the quarter and higher production at all smelters. Alumina production was 12 per cent higher, due to the acquisition of additional equity in Queensland Alumina in September 2001.

•	Diamond production was 12 per cent higher than in the same quarter of 2001 due to higher grades at Argyle.

•	Third quarter titanium dioxide feedstock production was 14 per cent below the same period in 2001 as production was curtailed in line with market demand. Borates production was down seven per cent.

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations

Hugh Leggatt	Ian Head
+ 44 (0) 20 7753 2273	+61 (0) 3 9283 3620
Investor Relations	Investor Relations

Peter Cunningham	Dave Skinner
+ 44 (0) 20 7753 2401	+61 (0) 3 9283 3628
Richard Brimelow	Daphne Morros
+ 44 (0) 20 7753 2326	+61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc. 6 St James’s Square London SW1Y 4LD

Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249

REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

			QUARTER		NINE MONTHS			% CHANGE

Principal Commodities		2001 Q3	2002 Q2	2002 Q3	2001	2002	Q3 02 vs Q2 02	Q3 02 vs Q3 01	9 Mths 02 vs 9 Mths 01

Alumina	(’000 t)	435	489	487	1,242	1,468	0%	12%	18%
Aluminium	(’000 t)	191.7	193.9	202.0	569.3	587.0	4%	5%	3%
Borates	(’000 t)	142	130	132	430	393	2%	-7%	-9%
Coal - Australian and Indonesian	(’000 t)	11,706	10,852	10,712	31,958	32,585	-1%	-8%	2%
Coal - US	(’000 t)	25,133	26,020	25,385	78,324	77,257	-2%	1%	-1%
Copper - mined	(’000 t)	222.7	228.3	214.4	698.4	643.3	-6%	-4%	-8%
Copper - refined	(’000 t)	75.5	108.7	99.0	260.8	311.8	-9%	31%	20%
Diamonds	(’000 cts)	8,045	8,433	9,046	18,151	23,656	7%	12%	30%
Gold - mined	(’000 ozs)	906	745	890	2,747	2,322	19%	-2%	-15%
Gold - refined	(’000 ozs)	88	133	123	277	383	-7%	40%	38%
Iron ore	(’000 t)	24,212	21,600	24,087	67,104	68,194	12%	-1%	2%
Titanium dioxide feedstock	(’000 t)	359	318	309	1,086	955	-3%	-14%	-12%

Other Metals & Minerals

Bauxite	(’000 t)	2,855	2,859	2,984	8,827	8,724	4%	5%	-1%
Lead - mined	(’000 t)	9.5	9.5	12.7	29.0	30.6	34%	34%	5%
Molybdenum	(’000 t)	1.5	1.3	1.7	6.5	4.7	26%	13%	-28%
Nickel in matte	(tonnes)	2,989	1,290	510	8,186	3,863	-60%	-83%	-53%
Nickel - refined	(tonnes)	992	835	987	2,827	2,765	18%	-1%	-2%
Salt	(’000 t)	1,007	1,085	1,223	2,926	3,411	13%	21%	17%
Silver - mined	(’000 ozs)	4,180	4,318	4,427	13,432	12,938	3%	6%	-4%
Silver - refined	(’000 ozs)	626	1,104	1,178	2,117	3,072	7%	88%	45%
Talc	(’000 t)	311	346	341	952	1,009	-2%	9%	6%
Tin	(tonnes)	192	36	—	517	159	-100%	-100%	-69%
Uranium	(tonnes)	1,087	1,131	1,353	3,453	3,644	20%	24%	6%
Zinc - mined	(’000 t)	25.7	22.8	24.7	75.5	69.9	8%	-4%	-7%
Zinc - refined	(’000 t)	—	—	—	20.4	—	—	—	—

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.

The figures shown for production are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the nine month figures.

RIO TINTO QUARTERLY PRODUCTION	Page 2

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RIO TINTO SHARE OF PRODUCTION

	Interest		3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

ALUMINA
Production (’000 tonnes)
Eurallumina	56%		127	151	141	139	145	406	425
Queensland Alumina (a)	39%		308	368	352	350	342	836	1,043

Rio Tinto total alumina production			435	519	492	489	487	1,242	1,468

ALUMINIUM
Refined production (’000 tonnes)
Anglesey	51%		17.4	17.5	18.2	17.2	17.6	53.6	52.9
Bell Bay	100%		41.3	40.4	40.3	39.9	41.6	120.4	121.8
Boyne Island (b)	59%		70.6	73.4	67.0	71.0	77.3	204.1	215.2
Tiwai Point	79%		62.4	65.0	65.6	65.9	65.6	191.2	197.1

Rio Tinto total aluminium production			191.7	196.3	191.1	193.9	202.0	569.3	587.0

BAUXITE
Production (’000 tonnes)
Boké	4%		175	55	122	121	121	414	364
Weipa	100%		2,680	2,913	2,759	2,738	2,863	8,413	8,359

Rio Tinto total bauxite production			2,855	2,968	2,881	2,859	2,984	8,827	8,724

BORATES
Borates (’000 tonnes B2O3 content)
Rio Tinto total borate production	100%		142	134	130	130	132	430	393

COAL		Coal type
Australian coal operations (’000 tonnes)
Coal & Allied Industries (c):
Bengalla (d)	30%	S	312	423	275	493	359	995	1,127
Hunter Valley Operations	76%	S	1,914	1,933	1,419	1,831	1,791	4,012	5,040
	76%	M	687	633	767	659	465	2,280	1,892
Mount Thorley Operations	61%	S	373	376	362	340	363	997	1,065
	61%	M	403	313	327	295	229	942	852
Moura (d)	0%	S	208	184	268	139	—	683	407
	0%	M	282	247	323	230	—	833	552
Narama (d)	0%	S	205	162	135	—	—	627	135
Ravensworth East (d)	0%	S	281	332	281	—	—	764	281
Warkworth (d)	42%	S	584	463	647	570	582	1,607	1,799
	42%	M	21	57	72	75	66	164	213
Pacific Coal:
Blair Athol Coal	71%	S	2,000	1,329	2,130	1,846	2,407	6,217	6,383
Kestrel Coal	80%	S	348	185	259	322	274	777	854
	80%	M	572	287	505	501	383	1,367	1,389
Tarong Coal	100%	S	1,253	1,333	1,314	1,422	1,254	3,942	3,990

Total Australian coal			9,443	8,256	9,083	8,724	8,172	26,207	25,979

Indonesian coal operations (’000 tonnes)
Kaltim Prima Coal (e)	50%	S	2,263	2,055	1,938	2,128	2,540	5,751	6,606

US coal operations (’000 tonnes)
Kennecott Energ
Antelope	100%	S	5,525	6,038	5,335	6,075	6,452	16,306	17,862
Colowyo (f)	100%	S	1,350	1,271	1,177	1,309	1,229	3,960	3,715
Cordero Rojo	100%	S	9,676	10,453	9,100	8,990	7,474	28,999	25,564
Decker	50%	S	993	1,133	1,072	1,046	1,196	3,122	3,313
Jacobs Ranch	100%	S	5,404	7,067	6,869	6,593	7,315	19,545	20,777
Spring Creek	100%	S	2,185	2,375	2,300	2,007	1,719	6,392	6,026

Total US coal			25,133	28,337	25,853	26,020	25,385	78,324	77,257

Rio Tinto total coal production			36,839	38,648	36,874	36,872	36,097	110,282	109,842

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on site.
Key to coal type: S = Steaming/thermal coal, M = Metallurgical/coking coal.
See footnotes on page 6.

RIO TINTO QUARTERLY PRODUCTION	Page 3

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RIO TINTO SHARE OF PRODUCTION (continued)

	Interest	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

COPPER
Mine production (’000 tonnes)
Alumbrera	25%	12.0	12.3	12.8	12.8	11.5	35.6	37.0
Bingham Canyon	100%	73.1	67.2	62.5	64.3	64.4	245.5	191.2
Escondida	30%	59.2	53.2	48.7	61.0	47.9	179.2	157.6
Grasberg - FCX (g)	15%	22.9	21.2	21.0	26.4	30.0	72.3	77.4
Grasberg - Joint Venture (g)	40%	23.0	19.1	28.4	39.1	39.6	75.3	107.1
Neves Corvo	49%	8.4	10.5	9.0	10.8	8.5	30.2	28.3
Northparkes	80%	11.4	11.0	9.5	8.4	6.7	33.1	24.6
Palabora (h)	49%	12.5	11.2	8.6	5.5	6.0	27.2	20.1

Rio Tinto total mine production		222.7	205.8	200.6	228.3	214.4	698.4	643.3

Refined production (’000 tonnes)
Atlantic Copper (g)	17%	10.5	10.7	10.3	10.5	10.2	28.4	31.0
Escondida	30%	11.4	11.4	11.0	11.3	9.3	33.9	31.6
Kennecott Utah Copper	100%	43.7	67.3	74.9	76.1	68.1	167.0	219.1
Palabora (h)	49%	9.9	11.0	8.0	10.8	11.3	31.5	30.1

Rio Tinto total refined production		75.5	100.4	104.2	108.7	99.0	260.8	311.8

DIAMONDS
Production (’000 carats)
Argyle (i)	100%	8,032	7,929	6,143	8,411	9,013	18,116	23,567
Merlin	100%	13	20	34	22	33	35	90

Rio Tinto total diamond production		8,045	7,950	6,177	8,433	9,046	18,151	23,656

GOLD
Mine production (’000 ounces)
Alumbrera	25%	44	47	51	49	40	121	140
Barneys Canyon	100%	32	41	27	22	16	99	65
Bingham Canyon	100%	142	120	125	95	103	472	323
Cortez/Pipeline	40%	118	118	111	118	101	357	330
Escondida	30%	7	8	8	12	7	22	27
Grasberg - FCX (g)	15%	99	70	52	69	131	317	252
Grasberg - Joint Venture (g)	40%	220	199	86	141	208	680	435
Greens Creek	70%	15	15	17	20	18	46	55
Kelian	90%	117	110	103	115	158	298	376
Lihir	16%	29	20	24	25	22	85	71
Morro do Ouro	51%	23	24	28	30	30	71	88
Northparkes	80%	7	9	9	8	9	25	26
Peak	100%	28	25	27	20	30	76	77
Rawhide	51%	13	12	12	11	9	39	32
Rio Tinto Zimbabwe	56%	9	8	6	6	5	30	17
Others	—	2	3	2	2	2	7	6

Rio Tinto total mine production		906	830	687	745	890	2,747	2,322

Refined production (’000 ounces)
Kennecott Utah Copper	100%	88	112	127	133	123	277	383

IRON ORE
Production (’000 tonnes)
Channar	60%	1,622	1,929	1,517	1,446	1,454	4,724	4,417
Corumbá	100%	206	164	104	201	282	478	587
Hamersley	100%	15,748	15,149	14,653	14,078	15,711	43,679	44,442
Iron Ore Company of Canada (j)	56%	2,028	1,841	1,815	2,189	1,296	6,328	5,300
Robe River	53%	4,607	4,379	4,418	3,686	5,345	11,895	13,448

Rio Tinto total mine production		24,212	23,462	22,507	21,600	24,087	67,104	68,194

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 6.

RIO TINTO QUARTERLY PRODUCTION	Page 4

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RIO TINTO SHARE OF PRODUCTION (continued)

	Interest	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

LEAD
Mine production ('000 tonnes)
Greens Creek	70%	3.7	3.7	3.7	4.6	3.5	10.6	11.9
Zinkgruvan	100%	5.8	6.1	4.7	4.9	9.2	18.4	18.7

Rio Tinto total mine production		9.5	9.8	8.4	9.5	12.7	29.0	30.6

MOLYBDENUM
Mine production ('000 tonnes)
Bingham Canyon	100%	1.5	1.6	1.7	1.3	1.7	6.5	4.7

NICKEL
Nickel in matte (tonnes)
Fortaleza	100%	2,989	1,984	2,063	1,290	510	8,186	3,863
Toll refined metal production (tonnes)
Rio Tinto Zimbabwe - Empress	56%	992	892	943	835	987	2,827	2,765

SALT
Production ('000 tonnes)
Dampier Salt	65%	1,007	1,322	1,103	1,085	1,223	2,926	3,411

SILVER
Mine production ('000 ounces)
Bingham Canyon	100%	1,076	1,042	1,032	924	866	3,433	2,822
Escondida	30%	227	212	209	244	182	748	635
Grasberg - FCX (g)	15%	162	141	151	201	233	559	585
Grasberg - Joint Venture (g)	40%	178	193	115	193	264	448	572
Greens Creek	70%	1,814	1,809	1,960	2,029	1,955	5,895	5,943
Zinkgruvan	100%	326	427	324	302	545	1,069	1,171
Others	—	396	447	401	425	383	1,281	1,209

Rio Tinto total mine production		4,180	4,272	4,192	4,318	4,427	13,432	12,938

Refined production ('000 ounces)
Kennecott Utah Copper	100%	626	765	790	1,104	1,178	2,117	3,072

TALC
Production ('000 tonnes)
Luzenac Group	99.9%	311	315	322	346	341	952	1,009

TIN
Mine production (tonnes)
Neves Corvo	49%	192	72	123	36	—	517	159

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium	100%	359	341	328	318	309	1,086	955

URANIUM
Production (tonnes U3O8)
Energy Resources of Australia	68%	540	790	650	668	773	2,090	2,092
Palabora (h)	49%	4	—	—	—	—	15	—
Rössing	69%	544	462	510	463	580	1,348	1,553

Rio Tinto total uranium production		1,087	1,252	1,160	1,131	1,353	3,453	3,644

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site. The nickel in matte production reflects the contained tonnage of nickel.

See footnotes on page 6.

RIO TINTO QUARTERLY PRODUCTION	Page 5

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RIO TINTO SHARE OF PRODUCTION (continued)

	Interest	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

ZINC
Mine production ('000 tonnes)
Greens Creek	70%	10.6	10.5	11.4	12.4	11.1	30.3	34.9
Zinkgruvan	100%	15.1	16.6	11.1	10.4	13.6	45.2	35.1

Rio Tinto total mine production		25.7	27.1	22.5	22.8	24.7	75.5	69.9

Refined production ('000 tonnes)
Norzink (k)	0%	—	—	—	—	—	20.4	—

(a)	Comalco increased its holding in Queensland Alumina Limited from 30.3% to 38.6%, with effect from September 2001.
(b)	Comalco acquired an approximately 5% additional interest in production from the Boyne Island smelter with effect from August 2002. (c) Rio Tinto increased its stake in Coal & Allied from 70.9% to 72.7% during March 2001 and to 75.7% on 17 September 2002.
(d)	Production data are shown from 29 January 2001, the effective date of Coal & Allied's acquisition of the Australian coal businesses of the Peabody Group. Effective on the same date, Coal & Allied acquired an additional 11.8% interest in the Warkworth mine.
On 14 March 2002, Coal & Allied completed the sale of its interests in Narama and Ravensworth. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002. Production data are shown up to the dates of sale.
(e)	Rio Tinto has a 50% share in Kaltim Prima and, under the terms of its Coal Agreement, the Indonesian Government is entitled to a 13.5% share of Kaltim Prima's production. Rio Tinto's share of production shown is before deduction of the Government share.
(f)	Kennecott Energy has a partnership interest in the Colowyo mine, but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.
(g)	Through its interest in Freeport-McMoRan-Copper & Gold (FCX), Rio Tinto had, as of 30 September 2002, a 15.0% share in the Grasberg mine and a 16.5% share in Atlantic Copper. Through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40% of additional material mined as a consequence of the expansion of the Grasberg facilities in 1998.
(h)	In July 2001, Rio Tinto increased its holding in Palabora from 48.6% to 49.2%.
(i)	Rio Tinto's interest in the Argyle Diamond mine increased from 99.8% to 100% on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.
(j)	During the first half of 2001, Rio Tinto acquired 20.3% of the Labrador Iron Ore Royalty Income Fund. The Fund has a shareholding in Iron Ore Company of Canada but this has not been included in the calculation of tonnage attributable to Rio Tinto.
(k)	Rio Tinto completed the sale of its interest in Norzink on 17 April 2001.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods.

RIO TINTO QUARTERLY PRODUCTION

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OPERATIONAL DATA

	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

ALUMINIUM
Anglesey Aluminium
Total production at Anglesey Aluminium (Rio Tinto 51%) in the UK.
(100% basis)
Aluminium hot metal production (’000 tonnes)	34.0	34.2	35.7	33.7	34.4	105.1	103.8

Comalco

Total production at Weipa (Rio Tinto 100%) in Australia; Boké (Rio Tinto 4%) in Guinea; Eurallumina (Rio Tinto 56.2%) in Italy; Queensland Alumina (Rio Tinto 38.6%(a)) in Australia; Bell Bay (Rio Tinto 100%) in Australia; Boyne Island (Rio Tinto 59.4%(b)) in Australia and Tiwai Point (Rio Tinto 79.4%) in New Zealand.

(100% basis)
Weipa mine, Queensland
Beneficiated bauxite production (’000 tonnes)	2,680	2,913	2,759	2,738	2,863	8,413	8,359
Metal grade bauxite shipments (’000 tonnes)	2,678	2,831	2,730	2,783	2,737	8,177	8,250
Calcined bauxite production (’000 tonnes)	49	23	49	41	22	123	112
Boké mine
Bauxite production (’000 tonnes)	3,046	2,790	2,857	2,884	3,084	9,197	8,825
Eurallumina, Sardinia
Alumina production (’000 tonnes)	226	269	251	248	259	724	757
Queensland Alumina, Queensland
Alumina production (’000 tonnes)	930	953	911	906	884	2,671	2,701
Bell Bay, Tasmania
Primary aluminium production (’000 tonnes)	41.3	40.4	40.3	39.9	41.6	120.4	121.8
Boyne Island, Queensland (b)
Primary aluminium production (’000 tonnes)	129.7	131.5	125.1	130.2	133.1	377.4	388.4
Tiwai Point
Primary aluminium production (’000 tonnes)	78.7	81.2	82.4	82.5	84.3	241.1	249.2

Sales of aluminium attributable to Comalco (’000 tonnes)	185.8	165.4	177.4	178.9	174.4	524.5	530.7

(a)	Comalco increased its shareholding in Queensland Alumina Limited from 30.3% to 38.6% with effect from September 2001.
(b)	Comalco acquired an approximately 5% additional interest in production from the Boyne Island smelter with effect from August 2002.

Weipa production in the third quarter of 2002 increased compared with the third quarter of 2001 due to improved equipment availability and utilisation. Total production for the first nine months of 2002, however, reflects reduced traded market demand.

Total alumina production in the first nine months of 2002 is slightly above the equivalent period of 2001 with both refineries returning to more normal levels of production. Queensland Alumina experienced some production and maintenance problems, mainly due to an unexpected boiler outage in the third quarter of 2002, which are not ongoing.

Boyne Island production in the third quarter of 2002 continued to improve compared with the previous two quarters due to improved current efficiency and cell availability. Production at the Tiwai Point and Bell Bay smelters also increased slightly in the third quarter of 2002. Tiwai Point, however, remains power constrained.

Third quarter 2002 aluminium sales, which include an additional 5,000 tonnes resulting from the acquisition of an additional interest in the Boyne Island smelter in the third quarter of 2002, were lower compared with the previous quarters. This was due to an increase in consignment stock in the US to cover shipping schedule delays and higher stock in transit, due to changed contractual arrangements for some sales into Asia.

BORATES
Rio Tinto Borax

Total production at the Boron mine (Rio Tinto 100%) in California, US and at the Tincalayu, Sijes, Porvenir and Maggie mines (Rio Tinto 100%) in Argentina.

(100% basis)
Borates (’000 tonnes) (a)	142	134	130	130	132	430	393

(a) Production is expressed as B2O3 content.

Production for the first nine months of 2002 has returned to normal levels following inventory management during the equivalent period of 2001.

RIO TINTO QUARTERLY PRODUCTION	Page 7

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OPERATIONAL DATA

	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

COAL

Coal & Allied Industries Limited(a)

Total production and sales from the Bengalla mine (Rio Tinto 30%); Hunter Valley Operations (Rio Tinto 76%); the Mount Thorley Operations (Rio Tinto 61%); the Narama mine (Rio Tinto 0%); the Ravensworth East mine (Rio Tinto 0%) and the Warkworth mine (Rio Tinto 42%), all in New South Wales, and the Moura mine (Rio Tinto 0%) in Queensland, Australia.

(100% basis)
Bengalla mine (b)
Thermal coal production (’000 tonnes)	1,073	1,454	944	1,696	1,228	3,440	3,868
Hunter Valley Operations
Thermal coal production (’000 tonnes)	2,632	2,659	1,951	2,518	2,448	5,550	6,917
Semi-soft coking coal production (’000 tonnes)	945	871	1,055	907	636	3,163	2,598
Mount Thorley Operations
Thermal coal production (’000 tonnes)	643	648	623	584	621	1,728	1,828
Semi-soft coking coal production (’000 tonnes)	694	540	562	508	392	1,631	1,462
Moura mine (b) (c)
Thermal coal production (’000 tonnes)	521	459	670	348	—	1,716	1,018
Semi-soft coking coal production (’000 tonnes)	472	438	577	377	—	1,837	954
Coking coal production (’000 tonnes)	234	179	230	197	—	259	427
Narama mine (b) (c)
Thermal coal production (’000 tonnes)	564	445	370	—	—	1,732	370
Ravensworth East mine (b) (c)
Thermal coal production (’000 tonnes)	386	457	387	—	—	1,054	387
Warkworth mine (b)
Thermal coal production (’000 tonnes)	1,446	1,145	1,602	1,411	1,430	3,996	4,443
Semi-soft coking coal production (’000 tonnes)	51	140	178	186	162	410	526
Total Coal & Allied

Total coal production (’000 tonnes)	9,661	9,435	9,149	8,732	6,915	26,516	24,796

Total sales (’000 tonnes) (d)	9,009	9,503	8,786	8,425	6,851	26,210	24,062

(a)	Rio Tinto increased its stake in Coal & Allied from 70.9% to 72.7% during March 2001 and to 75.7% on 17 September 2002.
(b)	Coal & Allied purchased the Australian coal businesses (see note (c)) of the Peabody Group effective 29 January 2001. Effective on the same date Coal & Allied acquired an additional 11.8% interest in the Warkworth mine.
(c)	The sale of Coal & Allied’’s share of Narama and Ravensworth was completed on 14 March 2002. Coal & Allied sold its interest in the Moura coal mine with effect from 24 May 2002.
(d)	Sales relate only to coal mined by the operations and exclude traded coal.

Coal production for the third quarter of 2002 was down from the previous quarter and the third quarter of 2001 due to the sale of the Ravensworth East, Narama and Moura mines. Production at the remaining mines decreased in the third quarter of 2002, when compared with the second quarter of 2002, due to the reduction of production at Hunter Valley Operations to bring output into line with expected market demand. Bengalla production was affected by the mining sequence.

Kaltim Prima Coal

Total production and shipments from Kaltim Prima Coal (Rio Tinto 50%) in Indonesia, including the share of production attributed to the Indonesian Government (see footnote (e) on page 6).

(100% basis)
Thermal coal:
Production (’000 tonnes)	4,526	4,110	3,877	4,256	5,080	11,501	13,213
Shipments (’000 tonnes)	4,205	4,505	3,859	3,546	4,871	11,136	12,276

Production at Kaltim Prima Coal in the third quarter of 2002 was strong with the truck fleet achieving productivity improvements, assisted by dry weather. Contract miners also contributed to the improved production.

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OPERATIONAL DATA

	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

COAL (continued)

Kennecott Energy and Coal Company

Total production from the mines operated by Kennecott Energy and Coal Company in the US: Antelope (Rio Tinto 100%) in Wyoming; Cordero Rojo (Rio Tinto 100%) in Wyoming; Jacobs Ranch (Rio Tinto 100%) in Wyoming; Spring Creek (Rio Tinto 100%) in Montana; Decker (Rio Tinto 50%) in Montana and Colowyo in Colorado, where Kennecott Energy has a partnership interest and full management responsibility - (see footnote (f) on page 6).

(100% basis)
Antelope mine
Thermal coal production (’000 tonnes)	5,525	6,038	5,335	6,075	6,452	16,306	17,862
Colowyo mine
Thermal coal production (’000 tonnes)	1,350	1,271	1,177	1,309	1,229	3,960	3,715
Cordero Rojo mine
Thermal coal production (’000 tonnes)	9,676	10,453	9,100	8,990	7,474	28,999	25,564
Decker mine
Thermal coal production (’000 tonnes)	1,985	2,266	2,143	2,092	2,391	6,244	6,626
Jacobs Ranch mine
Thermal coal production (’000 tonnes)	5,404	7,067	6,869	6,593	7,315	19,545	20,777
Spring Creek mine
Thermal coal production (’000 tonnes)	2,185	2,375	2,300	2,007	1,719	6,392	6,026
Total Kennecott Energy

Total coal production (’000 tonnes)	26,125	29,470	26,924	27,066	26,580	81,446	80,570

Production for the first nine months of 2002, which was 1% lower than for the same period of 2001, was in line with demand. Prices for coal remained soft due to the effect on demand of an unusually mild winter and spring, coupled with the US economic slowdown. Cordero Rojo’s third quarter 2002 production suffered due to unusually heavy rainfall combined with highwall instability issues.

Pacific Coal

Total production and sales from the Blair Athol Coal mine (Rio Tinto 71.2%), the Kestrel Coal mine (Rio Tinto 80%) and the Tarong Coal mine (Rio Tinto 100%) all in Queensland, Australia.

(100% basis)
Blair Athol Coal mine
Thermal coal:
Production (’000 tonnes)	2,808	1,865	2,990	2,591	3,379	8,727	8,960
Sales (’000 tonnes)	2,419	1,814	3,549	2,429	3,413	8,496	9,391
Kestrel Coal mine
Thermal coal:
Production (’000 tonnes)	435	231	323	403	342	971	1,068
Sales (’000 tonnes)	104	225	100	169	101	421	370
Coking coal:
Production (’000 tonnes)	715	359	631	626	479	1,709	1,736
Sales (’000 tonnes)	483	312	298	456	330	1,332	1,084
Semi-hard coking coal: (a)
Sales (’000 tonnes)	378	457	196	485	567	778	1,248
Tarong Coal mine
Thermal coal:
Production (’000 tonnes)	1,253	1,333	1,314	1,422	1,254	3,942	3,990
Sales (’000 tonnes)	1,236	1,474	1,242	1,273	1,404	3,846	3,919
Total Pacific Coal

Total coal production (’000 tonnes)	5,211	3,788	5,258	5,042	5,453	15,349	15,753

(a) Semi-hard coking coal is a mixture of thermal coal and coking coal. The product mix is customer dependent.

Sales at Blair Athol were higher for the first nine months of 2002, when compared with the first nine months of 2001, due to the third quarter of 2001 being affected by port and rail capacity restrictions.

Kestrel production for the first nine months of 2002 compared favourably with the first nine months of 2001, with longwall equipment reliability issues resolved and improved mining conditions in the second quarter. Production in the third quarter of 2002 was affected by a longwall changeover and associated commissioning.

Tarong sales were higher for the first nine months of 2002, compared with the first nine months of 2001, due to high winter demand in the third quarter of 2002.

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OPERATIONAL DATA

	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

COPPER & GOLD

Alumbrera

Total production and sales at the Bajo de la Alumbrera mine (Rio Tinto 25%) in Argentina.

(100% basis)
Ore treated (’000 tonnes)	7,515	7,142	7,145	7,676	8,033	22,039	22,854
Average ore grades:
Copper (%)	0.71	0.74	0.76	0.75	0.62	0.72	0.70
Gold (g/t)	0.97	1.05	1.11	1.02	0.78	0.92	0.96

Concentrates produced (’000 tonnes)	174.5	178.3	183.4	187.4	168.0	512.2	538.8

Copper in concentrates:
Production (’000 tonnes)	48.1	49.2	51.0	51.2	45.9	142.3	148.1
Sales (’000 tonnes)	39.3	53.6	50.9	49.0	41.1	134.2	141.0

Production of gold in concentrates (’000 ounces)	166	178	188	183	148	459	518
Production of gold in doré (’000 ounces)	9	10	15	15	13	25	43
Total gold sales (’000 ounces)	146	200	202	191	148	457	542

Escondida

Total production at the Escondida mine (Rio Tinto 30%) in Chile.

(100% basis)
Sulphide ore treated (’000 tonnes)	11,204	10,060	10,452	11,312	10,141	32,982	31,905
Average copper grade (%)	1.75	1.72	1.53	1.74	1.45	1.84	1.58
Mill production (metals in concentrates):
Contained copper (’000 tonnes)	161.0	144.4	134.9	170.3	125.6	498.7	430.8
Contained gold (’000 ounces)	25	28	27	41	23	73	91
Contained silver (’000 ounces)	757	705	698	813	606	2,493	2,117

Oxide ore treated (’000 tonnes)	3,162	3,225	3,054	3,240	3,316	9,016	9,610
Average copper grade (%)	1.15	1.01	0.91	1.02	1.03	1.10	0.99
Contained copper in leachate/mined material (’000 tonnes)	36	33	28	33	34	99	95

Refined production:
Oxide plant production (’000 tonnes)	38.1	38.1	36.8	37.5	31.1	112.9	105.4

Escondida mill production (metals in concentrates) for the third quarter of 2002 reflected lower ore grades and mill throughput. This was in line with the previously announced plan to reduce copper production by 160,000 tonnes over a fourteen month period ending in December 2002.

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OPERATIONAL DATA

	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

COPPER & GOLD (continued)
Freeport-McMoRan Copper & Gold Total production and sales at the Grasberg mine (Rio Tinto 15.0%(a)) in Papua, Indonesia, and the Atlantic Copper smelter (Rio Tinto 16.5%) in Spain.

(100% basis)
Grasberg mine
Ore treated (’000 tonnes)	22,500	21,780	21,979	21,806	20,220	65,007	64,005
Average mill head grades:
Copper (%)	0.96	0.89	0.90	1.14	1.31	1.04	1.11
Gold (g/t)	1.36	1.03	0.73	0.98	1.85	1.53	1.17
Silver (g/t)	3.03	2.99	2.76	3.63	4.01	3.26	3.45
Production of metals in concentrates:
Copper in concentrates (’000 tonnes)	183.3	167.8	167.9	215.1	239.8	581.6	622.8
Gold in concentrates (’000 ounces)	915	693	432	599	1,086	2,903	2,117
Silver in concentrates (’000 ounces)	1,313	1,184	1,120	1,532	1,822	4,361	4,474
Sales of payable metals in concentrates: (b)
Copper in concentrates (’000 tonnes)	181.8	166.6	161.7	194.2	242.6	559.5	598.5
Gold in concentrates (’000 ounces)	904	700	420	516	1,096	2,799	2,032
Silver in concentrates (’000 ounces)	1,030	934	863	1,090	1,476	3,346	3,429

(a) See note(g)on page 6 for details of Rio Tinto’s 15.0% interest in Grasberg and 40% interest in the expansion. (b) Net of smelter deductions.

In the third quarter of 2002, the lower level of ore treated was more than offset by improved average mill head grades when compared with the second quarter of 2002 and the third quarter of 2001, resulting in higher production and sales.

Atlantic Copper smelter
Concentrate smelted (’000 tonnes)	240.1	250.2	258.3	242.5	258.2	640.9	759.0
Copper anodes produced (’000 tonnes) (c)	77.0	76.8	77.2	69.0	74.6	203.2	220.8
Copper cathodes produced (’000 tonnes)	63.0	64.3	61.8	63.6	61.5	171.0	186.9
Copper cathode sales (’000 tonnes) (d)	62.6	66.7	61.6	63.7	62.2	182.7	187.5

(c) New metal excluding recycled material. (d) Refers to copper cathode and wire rod sales.

Kelian Equatorial Mining Total production and sales from the Kelian gold mine (Rio Tinto 90%) in East Kalimantan, Indonesia.

(100% basis)
Ore treated (’000 tonnes)	1,789	1,893	1,716	1,857	1,787	5,109	5,360
Average ore grades:
Gold (g/t)	2.95	2.71	2.62	2.71	3.83	2.69	3.05
Silver (g/t)	5.80	5.42	4.92	5.09	5.92	5.92	5.31
Production:
Gold (’000 ounces)	130	123	114	128	176	331	417
Silver (’000 ounces)	87	85	88	89	96	253	273
Sales:
Gold (’000 ounces)	121	134	109	125	154	332	388
Silver (’000 ounces)	—	—	—	256	129	190	385

Ore treated in the third quarter of 2002 was lower than in the previous quarter primarily due to lower plant availability resulting from a delay of ball mill maintenance, from June to August, to coincide with tailings line repair and replacement. Gold grade and production was higher due to an increase in the percentage of higher grade ore direct from the pit and a reduction of lower grade stockpile ore treated.

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OPERATIONAL DATA

	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

COPPER & GOLD (continued)

Kennecott Minerals Company

Total production at the mines of Kennecott Minerals Company in the US; Cortez/Pipeline (Rio Tinto 40%) in Nevada; Greens Creek (Rio Tinto 70%) in Alaska and Rawhide (Rio Tinto 51%) in Nevada.

(100% basis)
Cortez/Pipeline mine
Ore treated
Milled (’000 tonnes)	784	829	825	837	873	2,370	2,535
Leached (’000 tonnes)	4,675	3,797	3,804	2,339	1,770	11,757	7,913
Sold for roasting (’000 tonnes)	113	101	102	96	13	289	211
Average ore grade: gold
Milled (g/t)	8.41	9.23	8.29	8.19	7.17	8.66	7.87
Leached (g/t)	1.01	1.00	1.10	0.99	0.98	1.13	1.04
Sold for roasting (g/t)	6.84	7.84	8.50	8.77	7.96	11.21	8.59
Gold produced (’000 ounces)	294	295	278	296	252	893	826

Ore treatment rates and grades varied according to areas being mined and ore type. Roast ore sales were suspended in July 2002 pending a review of alternative process options. The new 1.6 million square metre leach pad and carbon plant began operations during the third quarter.

Greens Creek mine
Ore treated (’000 tonnes)	154	157	160	167	168	440	495
Average ore grades:
Gold (g/t)	6.31	6.36	6.51	7.57	6.93	6.75	7.01
Silver (g/t)	684	673	722	688	701	772	703
Zinc (%)	12.0	11.7	12.5	13.3	11.8	12.3	12.5
Lead (%)	4.7	4.6	4.7	5.3	4.4	4.8	4.8
Metals produced in concentrates:
Gold (’000 ounces)	22	22	24	29	25	66	78
Silver (’000 ounces)	2,582	2,575	2,789	2,887	2,782	8,389	8,458
Zinc (’000 tonnes)	15.1	14.9	16.2	17.6	15.8	43.1	49.6
Lead (’000 tonnes)	5.2	5.2	5.3	6.6	5.0	15.1	16.9

Mill throughput continued to increase through optimization efforts. Capacity testing of the SAG mill is underway along with recovery enhancement evaluations at increased mill throughput levels. Paste backfill and longhole stoping, commissioned during the second quarter, provided increased productivity at reduced production costs. Metal grades varied with the mining sequence and ore zone sourcing. Zinc grades were lower early in the quarter, but improved later in the quarter with additional longhole stoping in the West Ore Zone.

Rawhide mine
Ore treated (’000 tonnes)	1,418	1,433	1,407	1,313	1,330	4,290	4,050
Average ore grades:
Gold (g/t)	0.99	0.86	1.03	1.11	1.01	0.99	1.05
Silver (g/t)	19.0	15.9	14.2	14.8	14.4	16.5	14.5
Metals produced in doré:
Gold (’000 ounces)	25	24	23	22	18	77	63
Silver (’000 ounces)	177	175	193	212	149	555	554

Ore processing rates varied due to ore extraction constraints in the final benches of the mine, changing ore hardness and maintenance requirements. Gold and silver grades fluctuated with the area mined and blending of more lean ore stockpile material as the end of mine life nears. Lower gold and silver production was principally the result of pipeline breaks which disrupted solution flows on the leach pile. Additionally, gold recovery from the leach pads was delayed due to higher stacking and lower pad permeability.

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OPERATIONAL DATA

	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 20021

COPPER & GOLD (continued)

Kennecott Utah Copper

Total production at Kennecott’s Barneys Canyon mine (Rio Tinto 100%) and Bingham Canyon mine, smelter and refinery (Rio Tinto 100%) both in Utah, US.

Barneys Canyon mine
Ore treated (’000 tonnes)	639	432	102	—	—	1,568	102
Average ore grade: gold (g/t)	3.71	3.15	1.17	—	—	3.38	1.17
Gold produced in doré and concentrates (’000 ounces)	32	41	27	22	16	99	65

Gold production in the third quarter of 2002 was lower than in the second quarter of 2002 and the third quarter of 2001 principally due to timing of flows from the heap leach pads. Mining operations ceased in December 2001. Crushing operations have ceased as inventory has been liquidated.

Bingham Canyon mine
Ore treated (’000 tonnes)	11,163	10,203	9,999	9,840	10,256	38,363	30,095
Average ore grade:
Copper (%)	0.74	0.73	0.69	0.70	0.67	0.72	0.69
Gold (g/t)	0.58	0.55	0.57	0.41	0.43	0.54	0.47
Silver (g/t)	3.91	3.99	3.93	3.50	3.22	3.59	3.55
Molybdenum (%)	0.037	0.035	0.039	0.034	0.037	0.044	0.036
Copper concentrates produced (’000 tonnes)	261	239	219	251	243	869	713
Average concentrate grade (% Cu)	28.0	28.0	28.5	25.5	26.5	28.2	26.8
Production of metals in copper concentrates:
Copper (’000 tonnes) (a)	73.1	67.2	62.5	64.3	64.4	245.5	191.2
Gold (’000 ounces)	142	120	125	95	103	472	323
Silver (’000 ounces)	1,076	1,042	1,032	924	866	3,433	2,822
Molybdenum concentrates produced (’000 tonnes):	2.8	2.8	3.0	2.5	3.1	11.7	8.6
Molybdenum in concentrates (’000 tonnes)	1.5	1.6	1.7	1.3	1.7	6.5	4.7
Kennecott smelter & refinery
Copper concentrates smelted (’000 tonnes)	256	271	258	279	259	705	796
Copper anodes produced (’000 tonnes) (b)	42.1	76.0	76.7	74.6	63.4	168.2	214.7
Production of refined metal:
Copper (’000 tonnes)	43.7	67.3	74.9	76.1	68.1	167.0	219.1
Gold (’000 ounces) (c)	88	112	127	133	123	277	383
Silver (’000 ounces) (c)	626	765	790	1,104	1,178	2,117	3,072

(a) Includes a small amount of copper in precipitates.
(b) New metal excluding recycled material.
(c) Includes gold and silver in intermediate products.

Third quarter 2002 mine production of all products (except molybdenum) was lower than in the third quarter of 2001, mainly due to lower ore grades and reduced throughput caused by the processing of hard ore. Molybdenum output was higher principally due to higher recovery.Compared with the second quarter of 2002, gold and molybdenum output was higher due to better grades and higher throughput; silver production was slightly lower due to lower ore grade. Mine production of all products for the first nine months of 2002 was less than for the first nine months of 2001 principally due to the June 2001 closure of the North Concentrator and lower ore grades in 2002.
Smelter and refinery performance improved in the third quarter and first nine months of 2002 compared with the same periods in 2001 largely due to higher plant availability. Compared with the second quarter of 2002, output was lower largely due to a short maintenance shutdown in August.
Lihir Gold
Total production at the Lihir gold mine (Rio Tinto 16.3%) in Papua New Guinea.
(100% basis)
Ore treated (’000 tonnes)	966	827	905	968	891	2,792	2,765
Average ore grade: gold (g/t)	6.00	5.43	5.50	5.64	5.25	6.40	5.47
Gold produced (’000 ounces) (a)	178	123	148	154	138	525	439

(a) Gold production represents quantity of gold poured.

Production for the third quarter of 2002 was affected by a planned shutdown and commissioning of the pebble crusher.

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OPERATIONAL DATA

	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

COPPER & GOLD (continued)

Northparkes Joint Venture

Total production and sales at the Northparkes mine (Rio Tinto 80%) in New South Wales, Australia.

(100% basis)
Sulphide ore treated (’000 tonnes)	1,371	1,444	1,397	1,399	1,237	3,981	4,033
Average ore grade:
Copper (%)	1.18	1.12	1.00	0.91	0.81	1.18	0.91
Gold (g/t)	0.28	0.32	0.34	0.34	0.41	0.32	0.36
Copper concentrates produced (’000 tonnes)	37.3	36.2	30.2	29.9	23.0	108.0	83.1
Contained copper in concentrates:
Saleable production (’000 tonnes)	14.3	13.8	11.9	10.5	8.4	41.4	30.7
Sales (’000 tonnes) (a)	10.4	10.5	10.4	8.9	5.9	34.2	25.2

Contained gold in concentrates:
Saleable production (’000 ounces)	8.7	10.8	11.3	10.1	11.0	30.7	32.4
Sales (’000 ounces) (a)	6.1	8.2	10.4	7.7	6.6	23.5	24.7

(a) Rio Tinto’s 80% share of material from the Joint Venture.

Production for the third quarter of 2002 was affected when a skip door failed to close and latch as it left the head frame causing material to be discharged into the shaft. A 16-day delay to undergound production was incurred as a result, though mill feed was supplemented from lower grade open cut stockpiles. Further drawpoints in the block cave were closed as the overall grade profile continues to decline. Production from the current cave is expected to be completed in early 2003.

Palabora

Total production at the Palabora mine, smelter and refinery (Rio Tinto 49.2%(a)) in South Africa.

(100% basis)
Palabora mine
Ore treated (’000 tonnes)	4,056	3,555	2,558	2,005	2,722	10,967	7,285
Average ore grade: copper (%)	0.70	0.72	0.77	0.66	0.54	0.63	0.65
Copper concentrates produced (’000 tonnes)	72.8	66.3	55.8	35.9	40.5	167.2	132.3
Average concentrate grade: copper (%)	35.0	34.3	31.4	31.2	29.9	33.2	30.9
Copper in concentrates (’000 tonnes)	25.5	22.8	17.5	11.2	12.1	55.6	40.9
Palabora smelter/refinery
New concentrate smelted on site (’000 tonnes)	86.9	70.7	65.7	64.5	68.7	239.7	198.8
New copper anodes produced (’000 tonnes)(b)	22.9	16.7	17.8	23.1	22.5	68.3	63.4
Refined new copper produced (’000 tonnes)	20.1	22.2	16.2	22.0	23.0	64.7	61.2
By-products:
Magnetite concentrate (’000 tonnes)	55	59	51	49	31	142	132
Uranium oxide (tonnes)	8	—	—	—	—	31	—
Baddeleyite (several grades) (’000 tonnes)	1.0	—	—	—	—	4.0	—
Refined nickel sulphate (tonnes)	38	74	73	88	67	171	228
Vermiculite plant
Vermiculite produced (’000 tonnes)	47.2	42.1	44.0	57.1	62.5	118.1	163.6

(a)	Rio Tinto increased its holding in Palabora from 48.6% to 49.2% in July 2001.
(b)	Contained copper in anodes; anode production includes a small amount produced from purchased material.

New copper in concentrate production rose during the quarter on account of increased ore production from the underground mine and higher processing rates of slag, reverts and low grade stockpiled copper concentrate. This was partially offset by reduced availability of ore from the open pit following its closure at the end of April although a ramp scavenging exercise in the Open Pit is progressing well. Anode copper production remained steady despite a further reduction in concentrate grade caused by increased reliance upon low grade stockpiles, slag and marginal ore dumps..

Magnetite production met customer demand. Vermiculite production was higher than in the equivalent quarter of 2001, due to higher availability of plant and heavy equipment. Uranium and baddeleyite production ceased with the closure of the heavy minerals plant in August 2001.

RIO TINTO QUARTERLY PRODUCTION	Page 14

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OPERATIONAL DATA

	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

COPPER & GOLD (continued)

Peak Gold Mine

Total production and sales from the Peak Gold Mine (Rio Tinto 100%) in New South Wales, Australia.

Ore treated (’000 tonnes)	144	153	157	151	159	440	466
Average ore grades:
Gold (g/t)	6.82	5.57	5.81	4.74	6.33	5.98	5.64
Silver (g/t)	24.63	5.94	3.16	3.16	2.79	11.29	3.03
Copper (%)	0.38	0.47	0.44	0.28	0.21	0.42	0.31
Lead (%)	1.01	0.50	0.29	0.21	0.22	0.91	0.24
Zinc (%)	2.08	0.77	0.42	0.19	0.35	1.66	0.32
Bullion produced (’000 ounces)	41	25	27	23	32	95	82
Containing:
Gold (’000 ounces)	25	23	25	18	29	69	72
Silver (’000 ounces)	14	1	2	3	5	23	9
Gold recovered in concentrates (’000 ounces)	3	2	2	2	1	7	5

Total gold production (’000 ounces)	28	25	27	20	30	76	77

Bullion sales (fine gold) (’000 ounces)	25	23	27	18	26	68	71
Copper in concentrate (’000 tonnes):
Production	0.1	0.2	0.2	0.1	0.0	0.7	0.4
Sales	—	1.1	—	—	0.8	—	0.8
Lead/zinc in concentrate (’000 tonnes):
Production	1.1	0.2	—	—	—	4.4	—
Sales	0.6	1.4	0.9	—	—	4.7	0.9

A ramp up in production from the New Occidental development improved gold grades and allowed additional mill throughput with an improved feed consistency.

Rio Tinto Brasil Limitada

Total production at the Morro do Ouro gold mine (Rio Tinto 51%) in Minas Gerais, Brazil.

(100% basis)
Morro do Ouro mine
Ore treated (’000 tonnes)	4,115	4,567	4,692	4,722	4,406	11,921	13,820
Average ore grade: gold (g/t)	0.43	0.42	0.48	0.49	0.55	0.46	0.51
Refined gold produced (’000 ounces)	46	47	55	59	59	140	173

Production increased from 2001 levels due to increased plant availability and improved head grades.

Rio Tinto Zimbabwe

Total production at Rio Tinto Zimbabwe’s gold operations (Rio Tinto 56%) in Zimbabwe.

(100% basis)
Cam Dump reprocessing
Ore treated (’000 tonnes)	—	—	—	—	—	499	—
Average ore grade: gold (g/t)	—	—	—	—	—	1.39	—
Total gold produced (’000 ounces)	—	—	—	—	—	5	—
Patchway mine (a)
Ore treated (’000 tonnes)	25	24	23	21	24	73	68
Average ore grade: gold (g/t)	4.88	4.62	4.41	3.47	2.53	4.45	3.46
Total gold produced (’000 ounces)	4	3	3	2	2	9	7
Renco mine
Ore treated (’000 tonnes)	67	69	61	65	63	194	189
Average ore grade: gold (g/t)	6.84	5.95	5.03	4.68	3.95	7.10	4.55
Total gold produced (’000 ounces)	13	11	8	9	7	39	24
Total Rio Tinto Zimbabwe

Total gold produced (’000 ounces)	17	14	11	11	9	53	31

(a) Includes low grade material.

Production ceased at Cam Dump in June 2001.

RIO TINTO QUARTERLY PRODUCTION	Page 15

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OPERATIONAL DATA

	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

COPPER & GOLD (continued)

Somincor

Total production at the Neves Corvo mine (Rio Tinto 49%) in Portugal.

(100% basis)
Neves Corvo mine
Total ore treated (’000 tonnes) (a)	406	484	453	475	406	1,537	1,333
Of which, treated to extract tin (’000 tonnes)	49	25	8	7	—	165	14
Average ore grades:
Copper (%)	4.95	5.07	4.85	5.26	4.87	4.73	5.00
Tin (%)	1.80	1.21	4.52	2.09	—	1.63	3.38
Copper production:
Copper concentrates produced (’000 tonnes)	72.1	88.1	74.6	90.8	72.3	256.2	237.7
Copper concentrate grade: copper (%)	23.9	24.2	24.8	24.3	23.9	24.0	24.3
Copper in concentrates produced (’000 tonnes)	17.2	21.3	18.5	22.1	17.3	61.6	57.8
Tin production:
Tin concentrates produced (’000 tonnes)	0.7	0.2	0.4	0.1	—	1.9	0.5
Tin concentrate grade: tin (%)	58.7	61.0	62.2	60.5	—	56.9	61.8
Tin in concentrates produced (’000 tonnes)	0.4	0.1	0.3	0.1	—	1.1	0.3

(a) Total ore treated for both copper and tin production. Tin production was discontinued in the third quarter of 2002 due to the low availability of economically recoverable ore.

DIAMONDS

Argyle Diamonds

Total production from mining operations at Argyle Diamonds (Rio Tinto 100%(a)) in Western Australia.

(100% basis)
Ore processed (’000 tonnes):
AK1 ore	2,669	2,524	2,501	2,519	2,558	7,789	7,578
Alluvial ore	999	980	882	780	851	3,210	2,514

Total ore processed	3,668	3,504	3,383	3,299	3,409	10,999	10,092

Diamonds recovered (’000 carats):
AK1	7,808	7,739	5,878	8,241	8,599	17,485	22,718
Alluvial	239	206	277	174	414	667	865

Total recovered	8,048	7,945	6,155	8,415	9,013	18,152	23,583

(a) Rio Tinto’s interest in the Argyle Diamond mine increased from 99.8% to 100% on 29 April 2002, following the purchase of the outstanding units in the Western Australian Diamond Trust.

Ore processed and carats produced from the AK1 pit was in line with previous quarters. 2002 alluvial carat production reflected the processing of high grade ore blocks compared with 2001.

Merlin

Rio Tinto share of production from the Merlin mine (Rio Tinto 100%) in the Northern Territory, Australia.

Ore processed (’000 tonnes)	141	135	191	195	184	296	570
Diamonds recovered (’000 carats)	13	20	34	22	33	35	90

Ore processed was in line with previous quarters. Carats recovered were higher than in the previous quarter, reflecting a return to higher grade ore in accordance with planned mining sequence.

RIO TINTO QUARTERLY PRODUCTION	Page 16

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OPERATIONAL DATA

	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

IRON ORE

Hamersley Iron

Total production and shipments are for all the mines operated by Hamersley Iron (Rio Tinto 100%). These mines are Paraburdoo, Mount Tom Price, Marandoo, Yandicoogina, Brockman (all Rio Tinto 100%) and Channar (Rio Tinto 60%) all in Western Australia.

(100% basis)
Saleable iron ore produced (’000 tonnes):
Paraburdoo, Mount Tom Price
Marandoo, Brockman and Yandicoogina	15,748	15,149	14,653	14,078	15,711	43,679	44,442
Channar	2,704	3,215	2,528	2,409	2,423	7,873	7,361

Total production	18,452	18,364	17,181	16,487	18,134	51,552	51,803

Total shipments (’000 tonnes)	16,710	16,831	13,179	16,984	19,284	48,526	49,446

Although third quarter production levels were 1.7% lower year-on-year (Rio Tinto's share was 1.2% lower year-on-year), nine month production lifted 0.5% to set a new January to September record. Strong demand, particularly from China, helped establish new shipment levels – the third quarter and nine month totals were up 11.5% and 2.3% respectively on the previous record figures set in 2000.

Iron Ore Company of Canada

Total production and shipments from the Carol Lake operations (Rio Tinto 56.1%) in Newfoundland & Labrador and Quebec in Canada.

(100% basis)
Carol Lake operations
Saleable production:
Concentrates (’000 tonnes)	630	717	589	1,568	532	2,287	2,689
Pellets (’000 tonnes)	2,986	2,564	2,647	2,334	1,778	8,994	6,759
Shipments:
Concentrate (’000 tonnes)	727	938	704	869	973	2,477	2,546
Pellets (’000 tonnes)	2,207	2,704	1,370	3,094	3,612	7,018	8,076

Production in the third quarter of 2002 was adversely affected by a five week shutdown during August. Excluding the effect of the shutdown, production performance during the quarter continued the improvement started in the previous quarter. Shipments during the third quarter were 56% higher than the corresponding period last year as a result of additional sales to existing customers and new business, mainly in Germany, China and North America. Shipments for the first nine months of 2002 were 12% higher than in the equivalent period last year reflecting improving market conditions.

Rio Tinto Brasil Limitada

Total production at the Corumbá mine (Rio Tinto 100%) in Corumbá, Mato Grosso do Sul, Brazil.

Corumbá mine
Total iron ore production (’000 tonnes) (a)	206	164	104	201	282	478	587

(a)	Production includes by-product fines.

Production increased from 2001 levels due to renegotiation of a contract with a major customer and new market developments.

Robe River Iron Associates

Total production and shipments from the Pannawonica and West Angelas mines (Rio Tinto 53%) in Western Australia.

(100% basis)
Pannawonica mine
Saleable production (’000 tonnes)	8,692	8,263	8,206	6,275	8,186	22,443	22,667
Shipments (’000 tonnes)	9,087	7,582	8,334	7,179	8,848	23,531	24,361
West Angelas mine
Saleable production (’000 tonnes)	—	—	129	680	1,898	—	2,707
Shipments (’000 tonnes)	—	—	—	131	1,777	—	1,908

The first commercial deliveries from West Angelas boosted production and shipment totals this quarter. Production and shipments from Pannawonica were up 30% and 23% respectively on the preceding quarter, although results for April to June were adversely affected by a maintenance shutdown in April 2002.

RIO TINTO QUARTERLY PRODUCTION	Page 17

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OPERATIONAL DATA

	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

NICKEL

Rio Tinto Brasil Limitada

Total nickel in matte production at the Fortaleza mine (Rio Tinto 100%) in Brazil.

Fortaleza mine
Production (tonnes)	2,989	1,984	2,063	1,290	510	8,186	3,863

Production decreased from 2001 levels due to low ore availability from underground, resulting from poor ground conditions leading to an unscheduled shutdown of the mine. Production has now resumed.

Rio Tinto Zimbabwe

Toll refined metal production at the Empress Nickel refinery (Rio Tinto 56%) in Zimbabwe.

(100% basis)
Empress Nickel refinery
Production (tonnes)	1,770	1,591	1,683	1,489	1,761	5,044	4,933

SALT
Dampier Salt
Total production of salt from Dampier, Lake MacLeod and Port Hedland(a) (Rio Tinto 64.9%) in Western Australia.
(100% basis)
Salt production (’000 tonnes)	1,550	2,035	1,699	1,671	1,883	4,506	5,253

(a)	Production from the Port Hedland operation (Dampier Salt 100%) is included with effect from 17 August 2001.

TALC
The Luzenac Group
Total talc production from Luzenac Group operations in Australia (Rio Tinto 100%), Europe (Rio Tinto 99.9%), and North America (Rio Tinto 100%).
(100% basis)
Talc production (’000 tonnes)	312	316	323	347	341	953	1,010

TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron and Titanium
Rio Tinto share of titanium dioxide feedstock production in Canada and South Africa.
(Rio Tinto share)
Titanium dioxide feedstock production (’000 tonnes)	359	341	328	318	309	1,086	955

Titanium dioxide feedstock production in the first nine months of 2002 was below that of the equivalent period of 2001 as production was curtailed in line with market demand.

RIO TINTO QUARTERLY PRODUCTION	Page 18

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OPERATIONAL DATA

	3Q 2001	4Q 2001	1Q 2002	2Q 2002	3Q 2002	9 MTHS 2001	9 MTHS 2002

URANIUM
Energy Resources of Australia Ltd Total production at the Ranger mine (Rio Tinto 68.4%) in the Northern Territory, Australia.

(100% basis)
Ranger mine
Production (tonnes U3O8)	789	1,155	951	977	1,130	3,056	3,058

Rössing Uranium Ltd Total uranium production at the Rössing Uranium mine (Rio Tinto 68.58%) in Namibia.

(100% basis)
Production (tonnes U3O8)	793	674	743	675	846	1,966	2,264

ZINC
Norzink AS Total refined zinc production at the Norzink smelter (Rio Tinto 0%(a)) in Norway.

(100% basis)
Production (’000 tonnes)	—	—	—	—	—	41	—

(a) Rio Tinto completed the sale of its interest in Norzink on 17 April 2001.

Zinkgruvan Mining AB Total production at the Zinkgruvan mine (Rio Tinto 100%) in Sweden.

Ore treated (’000 tonnes)	195	208	197	188	188	599	573
Average ore grades:
Zinc (%)	8.5	8.7	6.2	6.1	8.0	8.2	6.8
Lead (%)	3.5	3.7	2.8	3.0	5.3	3.6	3.7
Silver (g/t)	83	91	71	69	119	82	86
Production of zinc concentrate (’000 tonnes)	27.8	30.2	20.0	18.9	24.6	82.4	63.5
Production of lead concentrate (’000 tonnes)	8.6	8.9	7.2	7.2	13.1	26.1	27.5
Production of metal in concentrates:
Zinc (’000 tonnes)	15.1	16.6	11.1	10.4	13.6	45.2	35.1
Lead (’000 tonnes)	5.8	6.1	4.7	4.9	9.2	18.4	18.7
Silver (’000 ounces)	326	427	324	302	545	1,069	1,171

Metal grades improved in the third quarter of 2002 compared with earlier quarters in 2002. Lead production was particularly strong.

RIO TINTO QUARTERLY PRODUCTION

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EXPLORATION

Expenditure

Total pre-tax exploration expenditure charged to the profit and loss account for the quarter ending 30 September 2002 was US$29 million compared with US$34 million for the comparable quarter of 2001. Total expenditure for the first nine months of 2002 was US$87 million compared with US$88 million in the first nine months of 2001.

Ongoing Programmes

Country	Commodity	Programme Summary

Peru	Copper	Exploration continued at the Marcona project to locate additional copper mineralisation near the known iron oxide copper resource.
USA	Copper	Drilling continued at the Resolution deep porphyry copper project in Arizona.
Iran	Gold	Encouraging results were obtained from drilling at the Dashkasan gold project.
Turkey	Gold	Drilling continued at the Cöpler project to locate extensions of the known porphyry gold resource.
Australia	Diamonds	Exploration drilling has commenced on the Southern Tail target at the Argyle diamond mine.
Botswana	Diamonds	Airborne geophysical surveying was completed over diamond tenements in the south of Botswana. Drilling will commence in the fourth quarter.
Canada	Diamonds	Exploration continued on kimberlite targets in Ontario, Nunavut and on Brodeur Peninsula.
Guinea	Diamonds	Exploration drilling continued at Aredor project to test a range of kimberlite targets.
India	Diamonds	Exploration continued on granted reconnaissance permits in Andhra Pradesh and Karnataka. Drilling has commenced on a range of kimberlite targets.
Guinea	Iron Ore	Delineation drilling was completed at the Simandou hematite project. Evaluation work will continue in the fourth quarter.
Mozambique	Titanium	Delineation drilling continued on heavy mineral deposits in the south of Mozambique.

RIO TINTO QUARTERLY PRODUCTION	Page 20

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INDEX TO OPERATIONAL DATA

		Page			Page

Aluminium			Gold (continued)

Anglesey Aluminium smelter	UK	7	Lihir	Papua New Guinea	13
Comalco:–	Aus/NZ	7	Morro do Ouro	Brazil	15
– Bell Bay smelter	Australia	7	Northparkes	Australia	14
– Boké	Guinea	7	Peak	Australia	15
– Boyne Island smelter	Australia	7	Rio Tinto Zimbabwe:		15
– Eurallumina	Italy	7	– Cam Dump	Zimbabwe	15
– Queensland Alumina	Australia	7	– Patchway	Zimbabwe	15
– Tiwai Point smelter	New Zealand	7	– Renco	Zimbabwe	15
– Weipa	Australia	7
			Iron Ore
Borates
			Corumbá	Brazil	17
Boron	US	7	Hamersley:	Australia	17
Tincalayu	Argentina	7	– Brockman	Australia	17
			– Channar	Australia	17
Coal			– Marandoo	Australia	17
			– Mt Tom Price	Australia	17
Coal & Allied:	Australia	8	– Paraburdoo	Australia	17
– Bengalla	Australia	8	– Yandicoogina	Australia	17
– Hunter Valley Operations	Australia	8	Iron Ore Company of Canada	Canada	17
– Mount Thorley	Australia	8	Robe River	Australia	17
– Moura	Australia	8
– Narama	Australia	8	Lead/Zinc
– Ravensworth East	Australia	8
– Warkworth	Australia	8	Kennecott Minerals:	US	12
Kaltim Prima Coal	Indonesia	8	– Greens Creek	US	12
Kennecott Energy & Coal:	US	9	Norzink smelter	Norway	19
– Antelope	US	9	Zinkgruvan	Sweden	19
– Colowyo	US	9
– Cordero Rojo	US	9	Molybdenum
– Decker	US	9
– Jacobs Ranch	US	9	Bingham Canyon	US	13
– Spring Creek	US	9
Pacific Coal:	Australia	9	Nickel
– Blair Athol	Australia	9
– Kestrel	Australia	9	Empress refinery	Zimbabwe	18
– Tarong	Australia	9	Fortaleza	Brazil	18

Copper			Salt

Alumbrera	Argentina	10	Dampier Salt	Australia	18
Escondida	Chile	10
Freeport Copper & Gold:	US	11	Silver
– Grasberg	Indonesia	11
– Atlantic Copper smelter	Spain	11	Bingham Canyon	US	13
Kennecott Utah Copper:	US	13	Escondida	Chile	10
– Bingham Canyon	US	13	Grasberg	Indonesia	11
– Kennecott smelter and refinery	US	13	Greens Creek	US	12
Neves Corvo	Portugal	16	Zinkgruvan	Sweden	19
Northparkes	Australia	14
Palabora mine and smelter	South Africa	14	Talc

Diamonds			Luzenac	Australia/Europe/
				US/Canada	18
Argyle Diamonds	Australia	16
Merlin	Australia	16	Tin

Gold			Neves Corvo	Portugal	16

Alumbrera	Argentina	10	Titanium dioxide feedstock
Escondida	Chile	10
Freeport Copper & Gold:	US	11	QIT mine and smelter	Canada	18
– Grasberg	Indonesia	11	Richards Bay Minerals mine and
Kennecott Utah Copper:	US	13	smelter	South Africa	18
– Barneys Canyon	US	13
– Bingham Canyon	US	13	Uranium
Kelian	Indonesia	11
Kennecott Minerals:	US	12	Energy Resources of Australia	Australia	19
– Cortez/Pipeline	US	12	– Ranger	Australia	19
– Greens Creek	US	12	Rössing	Namibia	19
– Rawhide	US	12

RIO TINTO QUARTERLY PRODUCTION	Page 21